CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of February 2003


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F
                     ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    No X
               ---   ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Industrias Bachoco, S.A. de C.V.
                                                       (Registrant)



         Date: February 14, 2003                By /s/ CP Daniel Salazar Ferrer
                                                  -----------------------------
                                                Name: CP Daniel Salazar Ferrer
                                                Title:   Financial Director

                Fourth Quarter and Full Year 2002 Results

Celaya, Guanajuato, Mexico                                   February 14, 2003

Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the fourth quarter and twelve months ended December 31, 2002. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of December 31, 2002.

Full Year Highlights:

     o    Net sales increased 1.5% year-over-year.

     o Volume of Chicken and Eggs sold increased by 0.5% and 53.8% respectively when compared with year 2001.

     o    EBITDA reached Ps. 1,588.6 million.

     o    Operating margin reached 12.3%.

     o    Net income increased 13.2% to Ps. 1,289.0 million; EPS reached Ps.
          4.33 up 13.0% from Ps. 3.83 in year 2001.

Comments from the CEO:

Cristobal Mondragon, CEO of Bachoco stated, "The Mexican economy continued showing signs of slowdown during the last quarter of 2002. GDP is expected to reach approximately 1.2% for 2002, compared with the expected 3.0% growth established at the beginning of the year. The inflation rate for the year was higher than expected at 5.7%, and the volatility of the Mexican peso increased during the last quarter.

During the fourth quarter, our main raw material costs increased at the same rate as the international markets, which along with the depreciation of the Mexican peso affected our production costs. Due to the adverse economic conditions in our markets, it was not possible for Bachoco to pass these increases on to final sales prices, which resulted in a decline in our operating income and thus the operating margin was 9.4% in 2002 compared to 12.7% during the previous year.

EBITDA for the quarter reached Ps.325.5 million, which represents 12.5% of sales. Inventory levels remained low due to the good displacement of all our production. During the quarter, we managed to maintain the proper supply to the Peninsula region as well as the rest of the country, despite the effects of Hurricane Isidore, by taking advantage of the flexibility of our production complexes and our vertical integration. All these factors are evidence of our commitment to our customers and our efforts to increase productivity levels.

Furthermore, our financial position remains strong with cash and cash equivalents of Ps. 1,695.7 million at the end of the year.


We are pleased with the results achieved by the Company during 2002. Sales increased by 1.5% and net income increased 13.2%, despite the adverse conditions that made 2002 such a challenging year. The Company managed to maintain its healthy financial position, successfully integrate the operation acquired at the end of last year and handle the effects of natural disasters while taking advantage of its high level of quality products, market penetration, distribution network and leading brand recognition."


                                      FOURTH QUARTER 2002 RESULTS


Net Sales

Net sales for the quarter reached Ps. 2,596.9 million, a decrease of 2.8% compared to Ps. 2,671.8 million in 4Q01. This was the result of a decrease in sales in all of our main product lines: Chicken - 3.4%, Eggs - 0.2% and Swine - 8.8%. Sales volume of eggs and swine rose and sale prices of chicken and balanced feed increased, however, these were offset by the decreases in the sales volume of chicken and balanced feed and the decline in prices of eggs and swine.


---------------------------------------------------------------------------
Net Sales by product line              4Q01                 4Q02

---------------------------------------------------------------------------
CHICKEN                               80.30%               79.78%
---------------------------------------------------------------------------
EGGS                                  9.81%                10.07%
---------------------------------------------------------------------------
BALANCE FEED                          7.65%                 6.93%
---------------------------------------------------------------------------
SWINE AND OTHER LINES                 2.25%                 3.23%
---------------------------------------------------------------------------
TOTAL COMPANY                          100%                 100%
---------------------------------------------------------------------------


Volume

Bachoco's chicken volume decreased 6.1% due to low inventories of chicken and the effects of Hurricane Isidore, which significantly impacted production in the Peninsula Complex during the last quarter of the year. Egg volume increased 5.9% as a result of productivity improvements and the acquisition made in the second half of 2001. Swine volume increased 14.7% mainly due to productivity improvements, while balanced feed volume decreased by 14.0% also mainly as a consequence of the effects of Hurricane Isidore in the Peninsula Complex.

Operating Results

Bachoco's gross margin was 23.1% in 4Q02, compared to 26.7% in 4Q01, due to higher unit costs, lower prices in eggs and swine, partially offset by higher prices in chicken and balanced feed. Sales and administrative expenses decreased 5.4% compared to the same quarter of last year. Consequently, the Company's operating margin was 9.4% compared with 12.7% in 4Q01. EBITDA reached Ps. 325.5 million.

Taxes

The taxes recognized by the Company during the fourth quarter were Ps. 60.2 million.

Net Income

Net income for the three-month period ended December 31, 2002 decreased by 22.2% to Ps. 204.3 million. Net margin reached 7.9% compared with 9.8% for the same quarter of the last year. Earnings per share were Ps.0.69, compared to Ps. 0.88 in the same period of 2001.


                            TWELVE MONTH 2002 RESULTS


Net Sales

Net sales for full year of 2002 reached Ps. 10,357.4 million, representing an increase of 1.5% from Ps. 10,200.4 million in 2001. This reflects an increase in volume of chicken and eggs sold of 0.5% and 53.8% respectively, partially offset by a decrease in prices of chicken, eggs and swine.


--------------------------------------------------------------------------------
Net Sales by product line                 12M01                   12M02

--------------------------------------------------------------------------------
CHICKEN                                   82.37%                 80.89%
--------------------------------------------------------------------------------
EGGS                                      7.51%                   9.43%
--------------------------------------------------------------------------------
BALANCE FEED                              7.55%                   6.88%
--------------------------------------------------------------------------------
SWINE AND OTHER LINES                     2.58%                   2.80%
--------------------------------------------------------------------------------
TOTAL COMPANY                              100%                   100%
--------------------------------------------------------------------------------


Volumes

Chicken volume grew 0.5%, mainly due to productivity improvements made despite the negative effects of Hurricane Isidore in the second half of the year, while swine volume decrease 0.5% and balance feed volume decreased by 6.2%. Bachoco's egg volume sold increased significantly, by 53.8%, due to productivity increases and the additional volume from the acquisition made in the second half of 2001.

Operating Results

Gross margin for the year was 26.1% compared with 27.2% in 2001. Gross profit was Ps. 2,704.4, a decrease of 2.6% compared with Ps. 2,777.1 reported for year 2001.

Operating income decreased 9.6% to Ps. 1,272.2 million in year 2002, from Ps. 1,407.3 million in 2001, mainly as a result of the decline in prices in our main product lines, partially offset by a reduction in unit costs in chicken, eggs and swine. Consequently, the Company's operating margin was 12.3% in 2002 versus 13.8% in 2001.

Net Income

Net income was Ps. 1,289.0 million in year 2002, up 13.2 % from Ps. 1,139.0 million reported in 2001. Earnings per share reached Ps. 4.33, compared to Ps.
3.83 per share reported for 2001.

Balance Sheet

The Company's CAPEX of Ps. 423.3 million for the year was financed entirely by resources generated from its operations. Debt declined from Ps. 321.6 million as of December 31, 2001 to Ps. 191.0 million as of December 31, 2002. Liquidity also remains solid with cash and cash equivalents of Ps. 1,695.7 million as of December 31, 2002.

As of December 31, 2002, the current ratio was 7.2 to 1, compared with 4.3 to 1 as of December 31, 2001. The Company's capital structure (defined as long-term debt divided by the sum of long-term debt and stockholders' equity) was 0.8% as of December 31, 2002.

Company Description

Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of Ps. 10,357 million for fiscal 2002 divided among the Company's four main product lines as follows: 80.89% chicken and chicken-related products, 9.43% table eggs, 6.88% balanced feed, and 2.8% swine.

Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.


                                        **SEE TABLES ATTACHED**




     Condensed Consolidated Statements of Changes
                in Financial Position
(millions of constant pesos as of December 31, 2002,
             and millions of U.S. dollars)

                                                                     Full Year Ended
                                                             Dec. 31       Dec. 31     Dec. 31
                                                                2002(1)      2002          2001
                                                      ------------------------------------------
OPERATING ACTIVITIES:
 Net Income                                            US$         124  Ps. 1,289  Ps.    1,139
 Adjustments to Reconcile Net Income to Resources
Provided by Operating Activities:
Depreciation and Others                                             30        316           297
Charges in Operating Assets and Liabilities                        (16)      (163)         (101)
Deferred Income Taxes                                              (17)      (174)           17
RESOURCES PROVIDED BY OPERATING ACTIVITIES                         122      1,269         1,352

FINANCING ACTIVITIES:
 Increase of Capital Stock                                           0          0             0
 Proceeds from Long-term Debt                                        3         29           (24)
 Proceeds from Short-term Debt                                       6         61           856
 Repayment of Long-term Debt and Notes Payable                     (19)      (196)       (1,314)
 Decrease in Long-term Debt in Constant Pesos                       (2)       (25)          (35)
 Cash Dividends Paid                                               (27)      (278)         (339)
 Others                                                             (0)        (0)            0
RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES               (39)      (409)         (856)

INVESTING ACTIVITIES:
 Acquisition of Property, Plant and Equipment                      (41)      (423)         (524)
 Minority Interest                                                  (0)        (1)            1
 Others                                                              2         23           (52)
RESOURCES USED IN INVESTING ACTIVITIES                             (38)      (401)         (575)

NET (DECREASE) INCREASE IN CASH & CASH EQUIVALENTS                  44        459           (79)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   119      1,236         1,318

CASH AND CASH EQUIVALENTS AT END OF PERIOD             US$         163 Ps.  1,696  Ps.    1,240

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.425 per U.S. dollar, the noon buying rate at December 31, 2002.






                       INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                            Condensed Consolidated Income Statement
                      (millions of constant pesos as of December 31, 2002,
                      and millions of U.S. dollars, except per share data)

                                    Three Months Ended                       Twelve Months Ended
                              Dec. 31    Dec. 31      Dec. 31      Dec. 31    Dec. 31    Dec. 31
                              2002(1)      2002         2001       2002(1)      2002       2001
                          ----------------------------------------------------------------------
Net Sales                 US$    249 Ps.  2,597 Ps.    2,672 US$      994 Ps. 10,357 Ps. 10,200
Cost of Sales                    192      1,998        1,957          734      7,653      7,423
Gross Profit                      57        599          714          259      2,704      2,777
Selling, general and
 administrative                   34        354          374          137      1,432      1,370
  expenses
Operating Income                  23        245          340          122      1,272      1,407
Comprehensive Financing
 Cost
  (Income)
Interest Expense (Income)         (2)       (23)          (9)          (7)       (77)       (77)
Foreign Exchange Loss
 (gain)                           (1)        (9)           8           (4)       (41)       (14)
Gain from Monetary
 Position                          0          5           (6)           0          0        (29)
Total Comprehensive
 Financing Cost                   (3)       (26)          (7)         (11)      (118)      (119)
  (Income)
Other Income Net                  (1)        (5)         (16)          (1)       (11)       (69)
Income before Provisions
 for Income
 Tax , Employee profit
  Sharing and
 Minority Interest                25        266          332          132      1,379      1,458
Provisions for:
  Income Tax & Asset Tax          (1)       (12)          (2)          (5)       (51)       (41)
  Employee Profit Sharing          -          -            -            -          -          -
  Deferred Income Taxes           (5)       (48)         (66)          (3)       (36)      (274)

Income before Minority
 Interest                         20        206          264          124      1,291      1,143

Minority Interest                 (0)        (1)          (1)          (0)        (2)        (4)

Net Income                        20        204          263          124      1,289      1,139
Weighted Average Units
 Outstanding (000)           297,848    297,848      298,382      297,886    297,886    297,454
Net Income per Unit             0.07       0.69         0.88         0.42       4.33       3.83
Dividend per Unit                  -          -            -         0.09       0.93       1.13

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.425 per U.S. dollar, the noon buying rate at December 31, 2002.






                         INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                               Consolidated Condensed Balance Sheet
        (millions of constant pesos as of December 31, 2002, and millions of U.S. dollars, except per share data)

                                                        Dec. 31,          Dec. 31,         Dec. 31,
                                                         2002(1)             2002             2001
                                              -----------------------------------------------------
ASSETS
Current Assets:
  Cash and Cash Equivalents                       U.S.$     163      Ps.    1,696   Ps.      1,236
  Accounts Rec. less Allowance for Doubtful
   Accounts                                                  37               381              356
  Inventories                                               168             1,755            1,702
  Other Current Assets                                       20               208              285
Total Current Assets                                        388             4,040            3,579
  Net Property, Plant and Equipment                         692             7,216            7,185
  Other Non Current Assets                                   32               335              365
Total Non Current Assets                                    724             7,551            7,550
TOTAL ASSETS                                      U.S.$   1,112      Ps.   11,591   Ps.     11,129

LIABILITIES
Current Liabilities
  Notes Payable to Banks                          U.S.$      11      Ps.      118   Ps.        157
  Current Portion of Long-Term Debt                           0                 0                0
  Trade Accounts Payable                                     32               334              426
  Other Accrued Liabilities                                  11               111              256
Total Current Liabilities                                    54               563              839
Long-Term Debt                                                7                73              165
Labor Obligations                                             4                40               70
Deferred Income Taxes                                       158             1,646            1,706
Total Long-Term Liabilities                                 169             1,760            1,941
TOTAL LIABILITIES                                           223             2,322            2,780

STOCKHOLDERS' EQUITY
  Capital stock                                             180             1,880            1,880
Premium in Public Offering of Shares                         48               496              485
  Retained Earnings                                         887             9,242            8,379
  Net Income for the Year                                   124             1,289            1,138
  Deficit from Restatement of Stockholders'
   Equity                                                  (261)           (2,725)          (2,640)
Reserve for Repurchase of Shares                             20               204              225
  Minimum Seniority Premium Liability
   Adjustment                                                 0                 0               (1)
  Effect of Deferred Income Taxes                          (111)           (1,160)          (1,160)
Total Majority Stockholder's Equity                         885             9,227            8,307
Minority Interest                                             4                41               42
TOTAL STOCKHOLDERS' EQUITY                                  889             9,268            8,349

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        U.S.$   1,112      Ps.   11,591   Ps.     11,129


(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.425 per U.S. dollar, the noon buying rate at December 31, 2002.

